

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2012

Via E-mail
Mackie Barch
President, Chief Executive Officer and Chairman
Sunpeaks Ventures, Inc.
9337 Fraser Avenue.
Silver Spring, MD 20910

> **Re: Sunpeaks Ventures, Inc.**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed October 18, 2012**
> **File No. 000-54523**

Dear Mr. Barch:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 22

1.   Please expand your disclosure in response to prior comment 4 to clarify the status of any negotiations regarding any additional equity or debt financing including whether you have entered into any binding commitments regarding such financing.

Certain Relationships and Related Party Transactions, page 28

2.   We partially reissue prior comment seven. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each debt transaction.

Form 8-K filed March 22, 2012, as amended August 3, 2012

3.   We note your response to prior comment 10 regarding the agreement with Walgreens. Please disclose the substance of the penultimate paragraph of your response to that comment.

Form 8-K filed April 6, 2012

4.   We note your response to prior comment 11 regarding filing of exhibits in proper format. It remains unclear where you filed each of the exhibits referenced in comment 16 in our letter dated May 31, 2012. Please provide a response that lists each of the exhibits referenced in that comment and identifies clearly where you have filed each of those exhibits in the required format.

Form 8-K filed 10/17/12

5.   We note that Exhibit 10.1 is missing exhibits, schedules and/or attachments. Please file the exhibit in its entirety.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director

cc: (via e-mail) Gregg Jaclin, Esq.